Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Bryn Mawr Bank Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 of Bryn Mawr Bank Corporation of our report dated June 26, 2008, with respect to the statements of net assets available for benefits of the Bryn Mawr Bank Corporation 401(K) Plan (formerly the Thrift and Savings Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years ended December 31, 2007 and 2006, and the related supplemental schedule of assets (held at end of year) as of December 31, 2007, which report appears in the December 31, 2007, annual report on Form 11-K of the Bryn Mawr Bank Corporation 401(K) Plan (formerly the Thrift and Savings Plan).

/s/ Fischer Cunnane & Associates Ltd

June 26, 2008